April 4, 2011

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On January 25, 2011, Northern Lights Variable Trust (the "Registrant"), on behalf of the Gold Bullion Tracking Portfolio (the "Portfolio"), a series of the Registrant, filed Post-Effective Amendment No. 25 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 5, 2011, you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

GENERAL

1.

Comment.  Please acknowledge that the Registrant is aware of its XBRL reporting requirements and is aware of the penalties for failure to comply with these requirements.

Response.  The Registrant acknowledges its XBRL reporting requirements and the penalties for failure to comply.

2.

Comment.  Please provide a response letter filed as correspondence prior to filing any pre- or post-effective amendments to the Registrant's registration statement relating to the Portfolio.  Additionally, please file a pre-effective amendment under Rule 485(a) as the changes to the registration statement to be made in response to comments are material.

Response.  The Registrant confirms that it will file a response letter as correspondence prior to filing any pre- or post-effective amendments to the Registrant's registration statement relating to the Portfolio.  The Registrant also confirms that a pre-effective amendment will be filed pursuant to Rule 485(a).  It is the Registrant's understanding that a request for acceleration will be granted in order to maintain the original effectiveness date anticipated at the time of the initial filing.

3.

Comment.  Please provide an explanation of why the Portfolio is not within the ambit of Rule 35d-1 with respect to the Portfolio's name or make appropriate amendments to the Portfolio's disclosure and name-related investment polices.

Response.  The Registrant does not believe the use of "Gold Bullion Tracking" in the portfolio's name is within the ambit of Rule35d-1 because the Portfolio's name does not invoke a security type nor does it invoke an industry or group of industries.  Specifically, because reference to "gold" is not made in isolation, but rather accompanied by "bullion" and "tracking", the Registrant believes there is no significant risk that prospective shareholders would be mislead into believing that the Portfolio was investing primarily in gold industry issuers such as in securities of gold mining or gold processing firms.  Additionally, the Registrant notes the practice of other funds that use qualifiers such as "strategy" to distinguish their names from the traditional fund names.  For example, the Princeton Managed Futures Strategy Fund, The Currency Strategies Fund and the Winans Gold Strategy Fund each use "strategy" or "strategies" to distinguish the fund's name from an investment type.  The Registrant believes the use of "tracking" performs a similar function for the Portfolio.

4.

Comment.  Please provide an explanation of whether investors might tend to be confused by the inclusion of coins as form of Gold bullion because coins may serve as an investment based primarily on their numismatic value rather than value of the Gold bullion contained in a coin.

Response.  The Registrant does not believe there is material risk of investor confusion because the Prospectus contains no mention of investing in coins for numismatic or scarcity value.  The Registrant notes that it includes coins within its definition of Gold bullion under principal investment strategies where it refers to "physical Gold bullion, in all forms (i.e. ingots, bars, coins)."

5.

Comment.  With respect to the Portfolio's wholly-owned subsidiary, please confirm the following or provide relevant disclosures: (i) the Portfolio is not required by state law to seek shareholder approval of a reorganization because of its investment of up to 25% of its assets in the wholly-owned subsidiary, (ii) shares of the Portfolio do not represent an indirect distribution of the wholly-owned subsidiary shares requiring registration of the subsidiary's shares, (iii) cite an example of private letter rulings upon which the Portfolio intends to rely, (iv) the subsidiary will comply with Investment Company Act restrictions on (a) fee structure, (b) liquidity, (c) leverage, (d) accounting rules, (e) pricing procedures, (f) investment policies and (g) Section 15 advisory contract procedures, (v) the subsidiary uses and will continue to use the same custodian and auditor as the Portfolio, (vi) the Portfolio's investment in the subsidiary does not create prohibited joint transactions under Section 17 of the Investment Company Act, and (vii) neither the Portfolio nor the subsidiary is required to register as a commodity pool operator with the Commodity Futures Trading Commission.

Response.  The Registrant confirms (i) the Registrant does not believe the Portfolio is required by state law to seek shareholder approval of a reorganization because of its investment of up to 25% of its assets in the wholly-owned subsidiary, (ii) the Registrant does not believe that shares of the Portfolio represent an indirect distribution of the wholly-owned subsidiary shares requiring registration of the subsidiary's shares, (iii) the subsidiary will comply with Investment Company Act restrictions on (a) fee structure, (b) liquidity, (c) leverage, (d) accounting rules, (e) pricing procedures, (f) investment policies and (g) Investment Company Act Section 15 advisory contract procedures, (v) the subsidiary uses (or will use upon commencement of operations) and will continue to use the same custodian and auditor as the Portfolio, (vi) the Registrant does not believe the Portfolio's investment in the subsidiary creates a prohibited joint transactions under Section 17 of the Investment Company Act, and (vii) the Registrant does not believe the Portfolio, nor the subsidiary, is required to register as a commodity pool operator with the Commodity Futures Trading Commission.

On behalf of the Portfolio, the Registrant intends to rely upon the general principals contained in the following private letter rulings: Arrow Managed Futures Trend Fund, a series of Northern Lights Fund Trust, EIN 27-2320382, PLR-117016-10, September 7, 2010; MutualHedge Frontier Legends Fund, a series of Northern Lights Fund Trust, EIN 37-6448494, PLR-117017-10, September 7, 2010; GMG Defensive Beta Fund, a series of Northern Lights Fund Trust, EIN 36-46571193, PLR-117018-10, September 7, 2010.  However, because a private letter ruling applies only to the taxpayer to whom it is issued, the Portfolio is not entitled to rely upon the private letter rulings issued to other mutual funds.  The Portfolio believes that these rulings evidence the current view of the Internal Revenue Service, consistently applied to a number of similarly situated mutual funds.  The Portfolio intends to treat the income derived from its investment in the Subsidiary as "qualifying income" for purposes of Subchapter M.  However, the Portfolio currently does not intend to request a private letter ruling from the Internal Revenue Service.  As a result, if the Internal Revenue Service were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Portfolio retroactively), the income from the Portfolio's investment in the Subsidiary might not be qualifying income, and the Portfolio might not qualify as a regulated investment company for one or more years.  In such event, the Portfolio's Board of Trustees would consider what action to take, which could include a significant change in investment strategy or liquidation.  The description of the Subsidiary has been amended to include a substantially similar disclosure.

PROSPECTUS-SUMMARY SECTION

6.

Comment.  Under the table entitled Annual Portfolio Operating Expenses, please add a footnote describing the waiver (or netting) of advisory expenses at the Portfolio level to the extent they are paid by the subsidiary.

Response.  The requested footnote has been added.

7.

Comment.  Under the table entitled Annual Portfolio Operating Expenses, please move the first sentence of the footnote describing Acquired Fund Fees and Expenses to the text of the paragraph preceding the footnote.  Additionally, please amend the disclosure to include pooled investment vehicles that are investment companies.

Response.  The requested movement of the footnote to the body of the prospectus text and addition of a disclosure to include pooled investment vehicles that are investment companies has been made.

8.

Comment.  Under the disclosure entitled Portfolio Turnover, please add the following at the end of the paragraph "A higher portfolio turnover rate will indicate higher transaction costs."

Response.  The requested sentence has been added describing portfolio turnover.

9.

Comment.  Under the disclosure entitled Principal Investment Strategies, please add disclosure to describe how derivatives serve as substitutes for Gold bullion.

Response.  The requested amendment has been made to describe the use derivatives that the Portfolio's adviser believes will produce price changes that are substantially similar to those of Gold bullion.

10.

Comment.  Under the disclosure entitled Principal Investment Strategies, please add disclosure to describe the Portfolio's use of the subsidiary make Gold-bullion related investments within the limits of subchapter M of the Internal Revenue Code, consistent with the Portfolio's status as a diversified fund under the Investment Company Act.

Response.  The requested amendment has been made to make clear the tax and diversification motivation for investing via the subsidiary.

11.

Comment.  Under the disclosure entitled Principal Investment Risks, please add disclosure to describing fixed income risk and pooled vehicle risk.

Response.  The requested amendments to Principal Investment Risks have been made.

12.

Comment.  Under the disclosure entitled Principal Investment Risk, please add the following disclosure to Gold Risk "The Gold industry can be significantly affected by international monetary and political developments such as currency devaluation or revaluation, central bank movements, economic and social conditions within a country, transactional or trade imbalances, or trade or currency restrictions between countries."

Response.  The requested amendment has been made, but with the substitution of "The price of Gold bullion…" in place of "The Gold industry…."

13.

Comment.  Under the disclosure entitled Principal Investment Strategies, please add disclosure to Market Risk to include customary references to equity and fixed income markets.

Response.  The requested amendment has been made.

14.

Comment.  For each Portfolio, under the disclosure "Is the Portfolio Right for You?", please remove the bold setting from the font.

Response.  The requested deletion of bold from the font has been made.

PROSPECTUS-STATUTORY SECTION

15.

Comment.  Under the section entitled How to Purchase and Redeem Shares, please include a cross reference to the variable contract prospectus for further information.

Response.  The requested addition of a cross reference to the variable contract prospectus has been made.

16.

Comment.  Under the section entitled How Shares Are Priced, please include relevant descriptions of the pricing policies for pooled vehicles and any liquidity issues.

Response.  The description of fair value pricing under the section entitled How Shares Are Priced, has been amended to note that pooled vehicles may be priced under the fair value pricing policy.  Additionally, the Registrant does not believe any additional pooled vehicle-specific liquidity disclosures would be merited based upon its understanding of the liquidity features of the pooled vehicles in which the Portfolio intends to invest.

17.

Comment.  Under the section entitled How To Purchase And Redeem Shares, please consider defining "good order" and "proper form" and consider whether one phrase might suffice.

Response.  The Registrant has amended the reference to good order to include a description of good order and has replaced proper form with good order.

18.

Comment.  Under the section entitled, Frequent Purchases And Redemption Of Portfolio Shares, please add disclosure alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

Response.  The requested disclosure has been added alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

19.

Comment.  On the last page of the prospectus, please change the last 4 digits of the SEC Public Reference Section's zip code to 1520.

Response.  The requested amendment has been made.

STATEMENT OF ADDITIONAL INFORMATION

20.

Comment.  Under the section entitled Types of Investments, please consider adding exchange-traded note and limited partnership disclosures.  Also, please insert the word "may" into the second sentence describing ETFs and expand the ETF disclosure generally to provide investors with more information about ETFs, and specifically: whether ETFs will be Portfolio affiliates, if the Portfolios will look-through the ETFs for purposes of diversification, which portions of Section 12(d)(1) apply to the Portfolios and whether the Portfolios intend to invest in creation units.

Response.  The requested amendment has been made to provide investors with information about exchange-traded notes, limited partnerships and more information about ETFs generally, and specifically: whether ETFs will be Portfolio affiliates, if the Portfolios will look-through the ETFs for purposes of diversification, which portions of Section 12(d)(1) apply to the Portfolios and whether the Portfolios intend to invest in creation units.

21.

Comment.  Under the section entitled Investment Restrictions, please consider amending the Concentration disclosure to include the gold bullion industry if appropriate and state that these Investment Company Act Section 8 restrictions are the same for the subsidiary or provide appropriate distinguishing disclosures.

Response.  The Registrant has amended the concentration disclosure to include the gold bullion industry.  The Registrant has added disclosure to note that the subsidiary is subject to the same Section 8 investment restrictions (as measured on a consolidated basis with the Portfolio).

22.

Comment.  Please expand the description of the subsidiary to include the names of the subsidiary's Directors and other relevant information.

Response.  The Registrant has added disclosure to identify the subsidiary's Directors as well provide other relevant information.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771